SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


********************************************
In the Matter of
Alliant Energy Corporation, et al.                  CERTIFICATE
File No. 70-9891                                    PURSUANT TO
(Public Utility Holding Company Act of 1935)        RULE 24
********************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering January 1, 2003 - March 31, 2003 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     ANSWER:

     See attached Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

     ANSWER:

     See attached Exhibit A


3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

     ANSWER:

     See attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

     ANSWER:

        Market value per share at March 31, 2003                  $         16.07
        Common equity at March 31, 2003                           $ 1,847,880,000
        Total shares outstanding at March 31, 2003                     92,733,802
        Book value per share at March 31, 2003                    $         19.93
        Market-to-book ratio of Alliant Energy's common stock               80.65%


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

     ANSWER:

     See attached Exhibit C


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     ANSWER:

     See attached Exhibit D


7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

     None


8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

     ANSWER:

     There were no options granted during this period.

     See attached Exhibit E


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

     ANSWER:

     See attached Exhibits F

10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

     ANSWER:

     None


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     ANSWER:

     None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     ANSWER:

     None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     ANSWER:

     Alliant Energy Corporation invested $5.1 million in nonutility energy assets during the period from January 1, 2003 through March 31, 2003.

       Whiting Petroleum Corporation's Energy Asset Investments:
      -----------------------------------------------------------
        No asset investments
                                   Sub-total:          $         0

        Leasing and other activity                     $ 5,809,821
        Proceeds from sales                            $        (0)

                                      Total:           $ 5,809,821


Alliant Energy Corporation formed the following intermediate subsidiaries during the period from January 1, 2003 through March 31, 2003. The intermediate subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parentheses represent the amount of investment in that intermediate subsidiary during the period from January 1, 2003 through March 31, 2003.

Alliant Energy Resources, Inc.
        AE Neenah Holdings, LLC * - ($60.0 million)

Grandelight Holding Limited
        LNTI Holdings, B.V.     * - ($50.9 million)

Alliant Energy Corporation did not form any financing subsidiaries during the period from January 1, 2003 through March 31, 2003.


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

     ANSWER:

     (1) Alliant Energy Corporate Services,  Inc. filed a U-6B-2 on May 2, 2003.
     (2) Wisconsin Power and Light Company filed a U-6B-2 on May 2, 2003.

15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER:

     Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended March 31, 2003.


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

     ANSWER:

     See attached Exhibit G


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     ANSWER:

     See attached Exhibit H


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     ANSWER:

     Interstate Power and Light Company filed an S-4 Form on March 28, 2003.











                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                           ALLIANT ENERGY CORPORATION



                       By:  /s/ Thomas L Hanson
                           __________________________________________
                             Name: Thomas L. Hanson
                             Title: Vice President and Treasurer

May 30, 2003

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  January 1, 2003 - March 31, 2003


Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

March 31, 2003

                                                                                                                           Aggregate
                                                                                                  Investments Commitments Investment
                                                                                                  ----------------------------------

                                                                                                          (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                                    $    -    $   -     $    -
Alliant Energy Renewable Resources Ltd. (Inactive)                                                          -        -          -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                                           -        -          -
Anhui New Energy Heat & Power Co. Ltd.                                                                   14.4        -       14.4
Catleo Energia S.A.                                                                                         -        -          -
Companhia de Electricidade de Nova Friburgo S.A.                                                            -        -          -
Companhia Energetica da Borborema S.A.                                                                      -        -          -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                          1.0        -        1.0
Empresa Energetica de Sergipe S.A.                                                                        0.2        -        0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                                   7.7        -        7.7
Henan Anfeng Electric Power Co. Ltd.                                                                      9.4        -        9.4
Henan Yongfeng Electric Power Co. Ltd.                                                                   11.4        -       11.4
Infratil Ltd.                                                                                            15.0        -       15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                                       13.4        -       13.4
LDM Utility Co., S.A. de C.V.                                                                            40.5     18.8       59.3
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                             14.0        -       14.0
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                       90.2        -       90.2
Southern Hydro Partnership                                                                               59.7        -       59.7
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                                              6.3        -        6.3
Tangshan Peak Heat & Power Co. Ltd.                                                                      48.6        -       48.6
Tongxiang TIES Power & Heat Co. Ltd.                                                                     10.4        -       10.4
TrustPower Ltd.                                                                                          65.4        -       65.4
Usina Termeletrica de Juiz De Fora S.A.                                                                  13.9        -       13.9
Zouping Peak CHP Co. Ltd.                                                                                16.3        -       16.3
Guarantee of debt security intended to finance future FUCO investments                                      -     25.0       25.0
                                                                                                       -----------------------------
   Aggregate Investments in Foreign Utility Companies (FUCOs)                                           437.8     43.8      481.6
                                                                                                       -----------------------------


Alliant Energy Neenah, LLC                                                                               60.0        -       60.0
Guarantee of the debt security of a 6 Mw low Btu gas electric generating facility in Cedar Rapids, Iowa     -      4.3        4.3
                                                                                                       -----------------------------
   Aggregate Investments in Electric Wholesale Generators (EWGs)                                         60.0      4.3       64.3
                                                                                                        ----------------------------
     Total Aggregate Investments in EWGs and FUCOs                                                       97.8     48.1      545.9
                                                                                                        ----------------------------


                                                                                                            Balance at     Average
                                                                                                           end of quarter  balance
                                                                                                           -------------------------


Alliant Energy's consolidated retained earnings at June 30, 2002                                                 758.5
Alliant Energy's consolidated retained earnings at September 30, 2002                                            757.8
Alliant Energy's consolidated retained earnings at December 31, 2002                                             758.2
Alliant Energy's consolidated retained earnings at March 31, 2003                                                734.7
  Alliant Energy's "consolidated retained earnings" at March 31, 2003 (average of ending balance of four previous quarters) 752.3
                                                                                                                          ----------
  Amount remaining under the Requested EWG/FUCO Investment Authority.                                                     $ 206.4
                                                                                                                          ==========

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  January 1, 2003 - March 31, 2003


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization
March 31, 2003
(amounts in thousands of dollars)

                                                                   Amounts                Percentage
                                                             --------------------------------------------


Common equity                                                     $ 1,847,880              35.18%
Cumulative preferred stock                                            205,063               3.90%
Consolidated debt (1)                                               3,200,250              60.92%
                                                             --------------------------------------------
                                                                  $ 5,253,193             100.00%
                                                             ============================================


(1)
Long-term debt (excluding current portion)                        $ 2,659,878
Current maturities and sinking funds                                   56,435
Variable rate demand bonds                                             55,100
Commercial paper                                                      167,000
Other short-term borrowings                                           261,837
                                                             -------------------------
                                                                   $ 3,200,250
                                                             =========================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  January 1, 2003 - March 31, 2003

Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

                           Alliant Energy Corporation
                         Statement of Retained Earnings
                   For the Three Months Ended March 31, 2003
                       (amounts in thousands of dollars)


Beginning balance (December 31, 2002)                              $ 758,187
Net income/(loss):
    From EWGs and FUCOs (*)                                 -
    Other                                                (478)
                                                    -----------
     Total net income/(loss)                                            (478)
Common stock dividends                                               (23,033)
                                                                 -----------------
Ending balance (March 31, 2003)                                    $ 734,676
                                                                 =================

(*) Amount does not include the allocation of interest, tax or corporate expenses.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  January 1, 2003 - March 31, 2003

Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                                 For the twelve months ended March 31, 2003
                                                                            -----------------------------------------------------

                                                                                   Revenues                 Net Income/(Loss)
                                                                            -----------------------------------------------------



Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                         -                           -
Alliant Energy Neenah, LLC                                                           2,510,343                    873,591
Alliant Energy Renewable Resources Ltd.                                                      -                   (142,193)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                            -                          -
Anhui New Energy Heat & Power Co. Ltd.                                              24,053,858                  4,113,463
Catleo Energia S.A.                                                                  2,376,003                 (5,573,366)
Companhia de Electricidade de Nova Friburgo S.A.                                    19,666,910                  2,004,859
Companhia Energetica da Borborema S.A.                                              25,429,834                    (86,350)
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                    69,129,401                (25,963,605)
Empresa Energetica de Sergipe S.A.                                                 102,008,689                 (6,229,486)
Hebei Wuan Peak Heat and Power Co. Ltd.                                              7,551,764                  1,505,356
Henan Anfeng Electric Power Co. Ltd.                                                 8,643,160                    906,601
Henan Yongfeng Electric Power Co. Ltd.                                              10,749,427                  1,591,546
Infratil Ltd. (*)                                                                   60,473,610                 11,554,061
Jiaxing JIES Power & Heat Co. Ltd.                                                  12,772,215                  1,668,516
LDM Utility Co., S.A. de C.V. (**)                                                           -                          -
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                         8,213,996                  2,505,682
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                 130,657,459                 11,811,340
Southern Hydro Partnership                                                           4,753,891                (18,444,768)
Tangshan Peak Heat and Power Co. Ltd.                                               30,606,948                    412,058
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                         2,978,464                  1,205,584
Tongxiang TIES Power & Heat Co. Ltd.                                                 8,411,292                  1,909,519
TrustPower Ltd. (***)                                                              461,606,107                 22,968,023
Usina Termeletrica de Juiz De Fora S.A.                                             14,014,680                (12,835,677)
Zouping Peak CHP Co. Ltd.                                                           16,722,364                  3,687,843


     (*)  The most recently  available  information for Infratil Ltd.  September
          30, 2002.

     (**) The most recently  available  information for LDM Utility Co., S.A. de
          C.V. is the twelve months ended December 31, 2002.

     (***)The  most  recently  available  information  for  Trust  Power  Ltd.is
          December 31, 2002.

Certificate Pursuant to Rule 24
Exhibit E
Report Period:  January 1, 2003 - March 31, 2003

     Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plants and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

                                 Original Issue
                         Shareowner                           Long-term Equity
          Date          Direct Plan            401K           Incentive Plan
       -------------------------------------------------------------------------
        1/06/2003                 -             22,347                -
        1/15/2003            50,670                  -                -
        2/18/2003           201,841                  -                -
        2/18/2003                 -             79,165                -
        3/17/2003            33,379                  -                -
        3/17/2003                 -             42,181                -
       =========================================================================
          TOTALS            285,890            143,693                -

       Grand Total:                    429,583



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  January 1, 2003 - March 31, 2003


     Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                          Date Of
                                                                                          Issue/
                                                                                          Amend-         Date of          Amount
Guarantor        On Behalf Of       Purpose                   Name of Guaranteed Party     ment         Expiration      Guaranteed
------------------------------------------------------------------------------------------------------------------------------------


Resources        NG Energy        Natural Gas Purchases          BP Canada Energy          1/23/2003     1/30/2004    $   5,000,000
                  Trading, LLC       & Sales                        Marketing Corp.

Resources        NG Energy        Natural Gas/Oil Purchases      Virginia Power Energy     2/17/2003     9/16/2003    $  16,000,000
                  Trading, LLC       & Sales/Derivatives            Marketing, Inc.

Alliant Energy   NG Energy        Natural Gas/Oil Purchases      Nexen Marketing           2/21/2003     2/20/2004    $   5,000,000
                  Trading, LLC       & Sales/Derivatives            U.S.A. Inc.

Resources        SmartEnergy,     Derivatives                    Constellation Power       2/05/2003     5/31/2003    $   1,000,000
                   Inc.                                             Source, Inc.

Resources        SmartEnergy,     Natural Gas Purchases, Sales   Consolidated Edison       2/14/2003     6/30/2003    $     631,000
                   Inc.             Transportation, Storage,        Company of New
                                    Balancing, Load Following       York, Inc.

Resources        SmartEnergy,     Billing Agreement              Consolidated Edison       3/27/2003     6/30/2003    $   5,400,000
                   Inc.                                             Company of New
                                                                    York, Inc.

Resources        SmartEnergy,     Energy, Ancillary &            New York Independent      3/28/2003     6/30/2003    $  13,100,000
                   Inc.              Transmission Purchases         System Operator, Inc.
                                     & Unforced Capacity




Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F (continued)
Report Period:  January 1, 2003 - March 31, 2003


     Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.


                                                                                                                        Amount
Guarantor         On Behalf Of         Purpose                Name of Guaranteed Party         Period                  Guaranteed
------------------------------------------------------------------------------------------------------------------------------------

Bonds:

Alliant Energy    Resources           Licensed Service         State of Iowa                 1/09/03-1/09/04          $   100,000
                                         Company's Bond

Alliant Energy    Interstate Power    Worker's Comp Bond       State of Minnesota            1/01/03-1/01/04          $   360,000
                  and Light/Alliant
                  Energy Corporate
                  Services

Alliant Energy    RMT                 Performance Bond         Antioch School District       1/10/03-12/30/03         $ 1,583,000

Alliant Energy    Alliant Energy      Blanket Performance      Railroad Commission           2/01/03-6/30/04          $    25,000
                  Oakhill Pipeline       Bond                     of Texas

Alliant Energy    Cogenex             Performance/             New York State DOC            2/19/03-1/31/04          $ 2,932,539
                                         Payment Bond

Alliant Energy    Whiting             Blanket Oil & Gas        Railroad Commission           2/03/03-2/03/04          $   250,000
                                                                  of Texas

Alliant Energy    Alliant South       Blanket Performance      Railroad Commission           2/28/03-6/01/04          $    25,000
                  Texas Pipeline         Bond                     of Texas

Alliant Energy    Alliant Energy      Blanket Performance      Railroad Commission           3/01/03-8/01/04          $    25,000
                  Desdemona, LP          Bond                     of Texas

Alliant Energy    RMT                 Contractors Bond         State of California           03/09/03-03/09/04        $     7,500

Alliant Energy    RMT                 Contractors Bond         State of Oregon               03/27/03-03/27/04        $    15,000

Alliant Energy    Whiting             Lessee                   State of Wyoming              3/11/03-3/11/04          $   100,000



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  January 1, 2003 - March 31, 2003

     Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

Consolidated Statements of Capitalization
March 31, 2003
(amounts in thousands of dollars)


                                                                             Interstate Power and         Wisconsin Power and
                                              Alliant Energy Corporation        Light Company                 Light Company

                                             Amounts        Percentage     Amounts        Percentages    Amounts        Percentages
                                            ----------------------------  ----------------------------- ---------------------------


Common equity                                $  1,847,880     35.18%       $   866,668     45.14%        $   760,454      54.31%
Cumulative preferred stock                        205,063      3.90%           145,100      7.56%             59,963       4.28%
Consolidated debt (1)                           3,200,250     60.92%           908,047     47.30%            579,840      41.41%
                                            -------------------------     -------------------------     ---------------------------
                                             $  5,253,193    100.00%       $ 1,919,815    100.00%        $ 1,400,257     100.00%
                                            =========================     =========================     ===========================


(1)
Long-term debt (excluding current portion)   $  2,659,878                  $   827,467                   $   468,240
Current maturities and sinking funds               56,435                        5,080                             -
Variable rate demand bonds                         55,100                            -                        55,100
Commercial paper                                  167,000                       75,500                        56,500
Other short-term borrowings                       261,837                            -                             -
                                            --------------                ----------------              -------------------
                                              $ 3,200,250                  $   908,047                   $   579,840
                                            ==============                ================              ===================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  January 1, 2003 - March 31, 2003

     Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended March 31, 2003
(amounts in thousands of dollars)

                                                                                                   Alliant Energy
                                                    Interstate Power        Wisconsin Power         Corporation
                                                   and Light Company       and Light Company        Consolidated

Beginning balance (December 31, 2002)            $   374,428              $    399,302              $   758,187
Gross earnings (1)                                    21,627                     9,287                     (478)
Goodwill amortization (2)                                  -                         -                        -
Common stock dividends                               (21,544)                  (15,496)                 (23,033)
                                                --------------------------------------------------------------------------
Ending balance (March 31, 2003)                  $   374,511              $    393,093              $   734,676
                                                ==========================================================================


          (1) Gross earnings is defined as net income excluding goodwill amortization.


          (2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.